Agenda Item 5

The Fidelity Bond quote proposed by Traveler's Insurance, Suite 1201, 350 Granite Street, Braintree, MA 02184-3905 (Theodore Liftman as the agent) for period from 11/15/14 to 11/15/15 was reviewed in detail. The premium payable is $876. The insuring items and the amounts were reviewed in detail. The Fidelity Bond has a liability of $150,000 with $5,000 deductible. This is felt to be quite adequate for the dollar amount invested in the Fund by investors given the fund's asset size. All other items being insured also were found to have sufficient coverage. Since the inception of the fund, there had been no claim of any sort. All the Fund's assets are kept in U.S. Bank Trust, the custodian. The only check written by the U.S. Bank from the Fund account is the monthly management fee paid to the RIA. All the other Fund expenses are paid by the RIA, Newmark Investment Management, LLC as per the agreement.

After discussion, upon motion duly made and seconded, both the "disinterested" Trustees and the full Board of Trustees unanimously adopted the following resolution. RESOLVED, all the above Agenda Items be and are hereby approved.

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TRAVELERS
SUITE 1201
350 GRANITE STREET
BRAINTREE, MA 02184 - 3905

11/05/2014

THEODORE LIFTMAN INS-CRIME
Mark Liftman
101 FEDERAL ST
BOSTON, MA 02110

Binder

Bond Policy Number: ZBN-14T2534A-13-N2 **Prior Bond Number:**

We are pleased to offer the following Binder for Investment Company Blanket Bond coverages.

Insured: Prasad Series Trust/Newmark Risk-Managed Opportuni
Broadview Hghts, OH 44147

Company: St. Paul Fire & Marine Insurance Company

Term: 11/15/2014 to 11/15/2015

Bond Premium Payable [Pre-Paid]: $876

Bill Type: Agency Bill
Payment Type: Lump Sum / Full Pay   1 installments

Insuring Agreements

**All insuring agreements are shown. A checked checkbox indicates
an agreement that was selected by the insured.**

	--- Single Loss --- Limit of Liability	---- Single Loss ---- Deductible Amount
☑ **(A) Fidelity**	$150,000	$5,000
☐ Data Processing Organizations		
☐ Partners		
☐ **(B)Audit Expense**		
☑ **(C)Premises**	*Same As Insuring Agreement A*	*Same As Insuring Agreement A*
☑ **(D)Transit**	*Same As Insuring Agreement A*	*Same As Insuring Agreement A*
☐ **(E) Forgery or Alteration**		

1

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Insuring Agreements

All insuring agreements are shown. A checked checkbox indicates an agreement that was selected by the insured.

	--- Single Loss --- Limit of Liability	---- Single Loss ---- Deductible Amount
☐ **(F) Securities**		
☑ **(G) Counterfeit Currency**	*Same As Insuring Agreement A*	*Same As Insuring Agreement A*
☐ **(H) Stop Payment**		
☐ **(I)Uncollectible Items of Deposit**		
☐ **Computer Systems**		
☐ **Voice Initiated Transactions**		
☐ **Telefacsimile**		
☐ **Unauthorized Signature**		
☐ **Registered Representatives**		
☐ **Extortion -- Threats to Persons and Property**		

Endorsements

Form #	Form Title
ICB001	Investment Company Blanket Bond Declarations Page
ICB005	Investment Company Blanket Bond Form
ICB010	Named Insured Endorsement
ICB016	Definition of Investment Company
ICB025	Amend General Agreement A - Newly Created Investment Companies
ICB026	Add Exclusions N&O (Mandatory)
MEL4734	Automatic increase in Limits

Proposal Subjectivities - For Investment Company Blanket Bond

☑ This binder is valid until 12:01 a.m. on 12/15/2014.
This binder shows the premiums for the general coverages described, but in no way changes or affects any terms, conditions or exclusions of policies as actually issued.

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ICB010 Named Insured Endorsement:
Prasad Series Trust
Newmark Risk-Managed Opportunistic Fund

Thank you for considering the Travelers for your client's specialty insurance coverages. Please call if you have any questions regarding the terms and conditions offered here.

Kevin J Mulrey
Acct Exec Officer Bond/FPS

Telephone: 781/817-8416
Facsimile: 877/247-8362
E-mail Address: KMULREY@travelers.com